Exhibit 2.1

[Annex 2: Translation of the Korean original]

Conditions for Exchange into OSR Holdings Inc. Shares

1.	Exchange into OSRH Shares

Pursuant to this Share Exchange Agreement, the shares of OSR Holdings Co., Ltd. (“OSRK”) to be acquired by the existing shareholders of Woori IO Co., Ltd. (“WORIO”) shall, upon the request of such shareholders, be exchanged for newly issued shares of common stock of OSR Holdings Inc. (“OSRH”), provided that the share price of OSRH traded on the NASDAQ reaches USD 10.00. Such exchange shall be effected following the completion of all actions required by the Board of Directors of OSRH and compliance with applicable U.S. securities laws.

The exchange ratio is hereby fixed at 12.96 newly issued OSRH common shares for each one (1) share of OSRK, with the aggregate number of OSRH common shares to be issued upon such exchange fixed at 1,093,020 shares.

2.	Effective Period of Exchange Right

The exchange right described in Section 1 shall remain effective for a period of three (3) years from the date of execution of this Share Exchange Agreement. In the event that the foregoing price condition is not satisfied within such three-year period, the Parties shall renegotiate in good faith an alternative compensation arrangement.

For the avoidance of doubt, in the event that an exchange into OSRH shares occurs pursuant to Section 1, no trading restrictions shall be imposed on such OSRH shares.